Exhibit 99.1

Concordia Provides Update on AMCo Acquisition

OAKVILLE, ON – October 9, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR) is pleased to provide an update on its acquisition of Amdipharm Mercury Limited (“AMCo”). As previously announced, the Company has fully committed debt financing of approximately US$2.8 billion from certain financial institutions to fund the balance of the purchase price for AMCo and to refinance certain Concordia and AMCo debt. Pro forma for this debt financing, Concordia’s total debt will have a maximum blended interest rate of approximately 7.25 per cent.

On September 30, 2015, Concordia announced that it completed its underwritten public offering of 8,000,000 common shares for aggregate gross proceeds of US$520 million. The proceeds from the debt financing and equity offering, along with cash on hand, will be used to complete the acquisition of AMCo, which is scheduled to close on or about October 21, 2015.

The acquisition of AMCo is expected to significantly diversify the Company’s geographic base and transform its growth platform by allowing it to drive organic growth across the business. Following closing of the transaction, the United States is expected to represent approximately 40 per cent of Concordia’s annual revenue. A major growth driver of the combined business over the next three years is expected to be organic, volume-based growth opportunities driven by AMCo’s pipeline of approximately 60 planned new product launches.

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of a portfolio of branded products and authorized generic contracts, including branded products such as Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; Plaquenil®, for the treatment of lupus and rheumatoid arthritis, Donnatal® for the treatment of irritable bowel syndrome and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy. Concordia’s orphan drugs division owns Photofrin®. Photofrin® is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia and has a specialty healthcare distribution (SHD) division that operates out of Kansas City, Missouri. Pinnacle Biologics, Inc. is located in Chicago, Illinois.

Notice regarding forward-looking statements:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to the use of proceeds of the equity offering and debt financing, the completion of the debt financing, the effect of the acquisition of AMCo on the Company, growth of AMCo and Concordia, the completion of the acquisition of AMCo and timing thereof, organic growth and the sources thereof, the diversification of the Company’s geographic base and Concordia’s revenue by geography. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, the acquisition of AMCo, increased leverage, the inability to generate cash flows and/or stable margins, the pharmaceutical industry and the regulation thereof, economic factors, the equity and debt markets generally, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Marija Mandic

Concordia Healthcare Corp.

905-842-5150 x 240

mmandic@concordiarx.com